

Arnold Golub
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

February 15, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on February 12, 2018 The Nasdaq Stock Market (the "Exchange") received from Sotherly Hotels LP (the "Registrant") a copy of the Registrant's application on 8A 12(b) for the registration of the following security:

> 7.25% Senior Unsecured Notes Due 2021 of Sotherly Hotels LP
> Fully and Unconditionally Guaranteed by Sotherly Hotels Inc.

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]